May 21, 2025

Steven Sugarman
President
Patriot National Bancorp, Inc.
900 Bedford Street
Stamford, CT 06901

        Re: Patriot National Bancorp, Inc.
            Registration Statement on Form S-3
            Filed May 14, 2025
            file No. 333-287283
Dear Steven Sugarman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance